2011 Annual Review

CHANGE : POSITIVE

IDEXX
LABORATORIES

CHANGE : POSITIVE



Purpose and Guiding Principles



Purpose

To be a great company that creates exceptional long-term value for our customers, employees and shareholders **by enhancing the health and well-being of pets, people and livestock.**

Guiding Principles

Achieve and sustain market **leadership**
Exceed the expectations of our **customers**
Empower and reward our **employees**
Innovate with intelligence
Cultivate **entrepreneurial spirit**
Contribute to our **communities**

Business Overview

At IDEXX Laboratories, we embrace change to enhance the health and well-being of pets, people and livestock worldwide. We develop, manufacture and commercialize transformative products and services that provide important diagnostic information and turn it into knowledge that helps our customers keep animals healthy and milk and water safe.

IDEXX helps veterinarians care for millions of dogs, cats, other pets and horses across six continents. As a result, more than 80% of our revenue comes from sales to veterinary practices. Innovation that contributes to the health and well-being of pets is a major focus at IDEXX and positively impacts the quality of life of people around the world.

IDEXX supplies veterinary practices with state-of-the-art pet-side tests and bench-top laboratory systems that enable veterinarians to obtain valuable diagnostic information in real time, during the patient visit. This helps the veterinarian to inform the pet owner about the pet's health, enhancing the pet owner's veterinary experience. IDEXX provides practices with web-based information systems that support programs and tools for continuing education and advanced practice management as well as supplemental pet-owner education. Our 24/7 reference laboratory diagnostic and consulting services, advanced digital radiography systems and practice management systems provide total practice integration. This helps IDEXX veterinary customers achieve greater efficiency, productivity and economic success, while advancing medical care and strengthening the relationship between veterinarians and pet owners.

IDEXX Water is the global leader in testing drinking water for microbial contamination. We help ensure water safety in more than 100 countries and on all seven continents. In our Livestock and Poultry Diagnostics business, we are a leading worldwide provider of tests and health monitoring systems for production animals, enhancing productivity and food safety. In our Dairy business, we are a leading provider of tests that detect antibiotic residues and other contaminants in milk, benefiting nearly one billion people.

OPTI Medical Systems provides blood gas and electrolyte analyzers and reagents to both our companion animal business and the human healthcare market.

Through this combination of quality products and services for our customers, as well as IDEXX's commitment to the communities where we work through sustainability and volunteerism, the employees of IDEXX Laboratories are empowered to be great and do good, and to meet the challenge of change with a focus on positive outcomes, making the world a better place.

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Performance Highlights

- Revenue increased 10% year-over-year to $1.219 billion, driven by 8% organic growth.[1]
- Diluted earnings per share (EPS) were $2.78, an increase of 17% over 2010.
- Operating cash flow was $221 million.
- Net debt was $63 million at the end of 2011.
- Stock return of 11% compared with a 1% increase in the S&P MidCap 400 Health Care Index.

1 Organic growth is a non-U.S. GAAP measure and represents the percentage change in revenue during the year ended December 31, 2011, compared to the year ended December 31, 2010, net of acquisitions and the effect from changes in foreign currency exchange rates.


2011 Total Revenue
By Business Segment in millions
Companion Animal Group
Livestock and Poultry Diagnostics
Water
Other (Dairy, OPTI Medical Systems)
$1,000
$94
$82
$43
change : results

Financial Highlights[2]

Dollars and shares in millions, except per share data	Year ended December 31		
	2009	2010	2011
Total revenue	1,032	1,103	1,219
Income from operations	176	204	236
Net income	122	141	162
Earnings per share: diluted	2.01	2.37	2.78
Weighted average shares outstanding: diluted	61	60	58
Net cash provided by operating activities	175	179	221
Cash and cash equivalents	107	157	184
Total assets	809	897	1,031
Debt	124	133	246
Total liabilities	294	323	491
Stockholders' equity	515	574	540

2 A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2011, which includes audited financial statements and related footnotes, and management's discussion and analysis of financial condition and results of operations, is included as part of this 2011 Annual Review and is incorporated herein by reference.


+25%
$923
+11%
$1,024
+1%
$1,032
+7%
$1,103
+10%
$1,219
07
08
09
10
11
Total Revenue in millions


$1.46
$1.87
$2.01
$2.37
$2.78
07
08
09
10
11
Earnings Per Share: Diluted


$135
$143
$175
$179
$221
07
08
09
10
11
Operating Cash Flow in millions


$67
$71
$65
$69
$76
07
08
09
10
11
R&D Investments in millions

IDEXX Education Experience

IDEXX is committed to helping veterinary practices thrive by supporting change and continuous improvement with education and knowledge.

With the 2011 launch of STEPs—Simple Tools for Effective Protocols at idexx.com/steps—IDEXX expanded on its already powerful IDEXX Learning Center. The IDEXX Learning Center, through partnerships with veterinary experts, provides webinars, online courses, instructional snippets and much more to strengthen the medical knowledge and skills needed to build stronger practices. STEPs expands on the IDEXX Learning Center by furnishing a complete set of programs and measurement tools for staff training, protocol implementation and pet-owner education, helping practice owners and managers keep pace with change and sustain the highest levels of patient care. STEPs also fully integrates with the recently launched Pet Health Network® at pethealthnetwork.com, a trusted resource where veterinarians can connect with pet owners seeking to learn more about keeping pets healthy and happy.



All of these new communication vehicles are designed to enhance and strengthen the relationship between veterinarians and pet owners so that all can be better informed when considering pet healthcare options.

Pet Health Network®

Answers from veterinarians about your pet's health, behavior and care

https://www.idexxlearningcenter.com/idexx/defaul



aspx?id=0&SSOTOKEN=0

change : knowledge

Companion Animal Group
In-house Analyzers

IDEXX VetLab® in-house diagnostic instruments and associated consumables comprise our largest line of business within the Companion Animal Group. This is a "razor and blade" business model, with roughly three-quarters of the line's revenue derived from recurring sales and proprietary consumables, services and accessories.

Veterinary practices use the flexible options of IDEXX VetLab in-house analyzers to provide comprehensive, real-time results for chemistry, hematology, urinalysis, electrolytes, endocrinology, blood gas, coagulation and infectious disease testing. All test results are simply and seamlessly integrated and stored through the IDEXX VetLab® Station, which delivers ready access to historical results and produces a single, easy-to-read report.

IDEXX gained great momentum from the 2010 North America launch of the ProCyte Dx® Hematology Analyzer, which continued with its 2011 introductions into Europe and Asia. The ProCyte Dx analyzer provides general practices as well as university, specialty and referral practices, whether large or small, with a technologically advanced, high-quality and efficient in-house hematology solution. This launch has been one of the most successful instrument launches in IDEXX history and has served as a door opener into key strategic accounts.

Also in 2011, IDEXX introduced Real-Time Care™ work-flow consultations, a service that assists veterinary clinics seeking to streamline their practice work flow and more effectively share knowledge with their clients based on the information provided by in-house diagnostics. Working on-site with the practices, work-flow consultants help staff identify opportunities for positive change in patient care and client experiences, leading ultimately to a more profitable practice.

INNOVATIONS

- Catalyst Dx® Chemistry Analyzer adds phenobarbital blood level testing capability
  February 2012
- SNAPshot Dx® Analyzer adds testing capability for SNAP® fPL™ Test
  August 2011
- ProCyte Dx Hematology Analyzer launched in Europe
  January 2011
- SNAPshot Dx® Analyzer adds testing capabilities for SNAP® Total T_4 Test
  January 2011

BUSINESS DEVELOPMENTS

- Real-Time Care™ work-flow consultations introduced to help streamline clinic work flow
  January 2012
- Pet Health Network® website and Facebook page give pet owners answers about pet health, behavior and care directly from veterinarians
  December 2011
- Partnered with Dechra Veterinary Products to co-promote diagnosis and treatment of feline hyperthyroidism
  January 2011

RBC 3.24 M/μL LOW (6.80 – 10.50) HCT 13.1%


VetLab Station
IDEXX

change : practice

LOW (33.6 – 47.4) HGB 4.7 g/dL LOW (10.5 – 14.6)

Companion Animal Group

IDEXX Reference Laboratory Diagnostic and Consulting Services

IDEXX Reference Laboratories grew to 56 global locations in 2011, making it the largest veterinary reference laboratory network in the world. We lead the market with timely testing and consulting services to veterinarians and other animal healthcare providers. Our services include a large selection of diagnostic tests, panels and profiles to detect disease states and conditions. More than 125 board-certified veterinary specialists, including anatomic and clinical pathologists and internal medicine specialists, deliver pathology services and expert case guidance to our customers.

The reference laboratory business expanded in 2011 by adding nine facilities in the United States and international markets, including locations in South Korea, England and Italy. Seven of the new labs are co-located with large, reputable veterinary hospitals. This "companion lab" strategy makes it possible for IDEXX to extend same-day service to the market and creates new partnership opportunities with established market leaders. A significant example is our acquisition of ALX Laboratories, which is co-located with New York City's Animal Medical Center, one of the oldest, largest and most respected animal hospitals in the world.

We continue to offer a broad range of innovative and highly advanced tests that provide unique testing capabilities to our customers. For example, we developed and launched the new Canine Distemper Virus (CDV) Quant RealPCR™ Test in 2011 to help veterinarians differentiate between vaccinated dogs and dogs infected with canine distemper virus, which commonly causes respiratory and gastrointestinal problems in recently adopted puppies. The test returns results in just 1–3 days and makes it easier for veterinarians to detect distemper associated with clinical signs accurately and to begin appropriate patient treatment and care more quickly.

IDEXX consulting services enhance our partnership with customers by providing the veterinary industry's broadest menu of telemedicine services, including cardiology, radiology and specialty services together with guidance on the care of exotics and wild animals.

change : leadership

INNOVATIONS

- Canine Respiratory Disease (CRD) RealPCR™ Panel: Adds two new analytes plus a culture option
  January 2012
- Canine and Feline Comprehensive Plus Diarrhea RealPCR™ Panels: Add new analytes and a quantitative toxin analysis for *C. perfringens*
  December 2011
- Canine Distemper Virus (CDV) Quant RealPCR™ Test: Differentiates vaccine from true infection
  October 2011
- Canine and Feline Neurologic RealPCR™ Panels: Combine existing RealPCR™ tests and ELISA into a new panel
  January 2011
- Canine and Feline Systemic Mycoses RealPCR™ Panels and Tests: Detect four different infectious fungal pathogens
  January 2011

BUSINESS DEVELOPMENTS

■ Indicates the laboratory locations opened or acquired in 2011



Reference Laboratory Locations

North America

United States

- ■ Bloomington, MN
- Bloomfield Hills, MI
- Boardman, OH
- Cincinnati, OH
- Clackamas, OR
- ■ Columbia, MO
- Coral Springs, FL
- Dallas, TX
- Elmhurst, IL
- Fremont, CA
- Glen Burnie, MD
- Greensboro, NC
- ■ Houston, TX
- Irvine, CA
- Langhorne, PA
- Las Vegas, NV
- Lenexa, KS
- Maitland, FL
- ■ Mandeville, LA
- Memphis, TN
- Mukilteo, WA
- ■ Nashville, TN
- ■ New York, NY
- Norcross, GA
- North Grafton, MA
- Phoenix, AZ
- Plainview, NY
- Portland, OR
- St. Petersburg, FL
- Totowa, NJ
- West Sacramento, CA
- Westminster, CO
- Worthington, OH

Canada

- Calgary, AB
- Delta, BC
- Edmonton, AB
- Lachine, QC
- Markham, ON

Europe

- Alfortville, FR
- Bach, CH
- Barcelona, ES
- Horsham, GB
- Ludwigsburg, DE
- ■ Novara, IT
- St. Helens, GB
- ■ Wanstead, GB
- Wetherby, GB



Asia

- ■ Seoul, KR
- Tokyo, JP

Africa

- Cape Town, ZA
- Johannesburg, ZA
- Pretoria, ZA

Australia

- East Brisbane, QLD
- Mount Waverly, VIC
- Rydalmere, NSW
- Unley, SA

Reference Laboratories
- ● Existing
- ■ Opened or Acquired

56	5	1,800	30,000	50,000
LABORATORIES	CONTINENTS	LABORATORY EMPLOYEES	CUSTOMERS	SAMPLES/DAY

INNOVATIONS

- SNAPshot Dx® Analyzer adds testing capability for SNAP® fPL™ Test
  August 2011
- SNAP® fPL™ Test (feline pancreas-specific lipase)
  April 2011
- SNAPshot Dx® Analyzer adds testing capabilities for SNAP® Total T_4 Test
  January 2011

BUSINESS DEVELOPMENTS

- Dogsandticks.com launches new informational tools for veterinarians and pet owners
  February 2012



Companion Animal Group
Rapid Assays

IDEXX SNAP® pet-side tests use gold-standard ELISA technology and proprietary bidirectional flow technology to provide rapid, accurate and real-time results for plasma, serum or whole blood or, in some cases, fecal samples. These highly sensitive and specific tests detect a range of infectious diseases, including Lyme disease and other tick-borne diseases, canine and feline heartworm disease, *Giardia*, feline immunodeficiency virus (FIV) and feline leukemia virus (FeLV). The SNAP® fPL™ (feline pancreas-specific lipase) Test, launched in 2011, is the first pet-side test developed to measure feline lipase levels specific to the pancreas. Delivering accurate results in just 10 minutes, the SNAP fPL Test helps veterinarians quickly rule in or rule out pancreatitis and discuss next steps with concerned pet owners during the patient visit.

In early 2012, IDEXX also significantly upgraded **dogsandticks.com**, a website where visitors can reference interactive maps that show the incidence of tick-borne disease by region. Updated weekly with data from across the United States and Canada, the maps and other tools equip the pet owner with the knowledge they need to better care for their pet. The website also enhances the relationship between the veterinarian and pet owner by offering risk-assessment tools, interactive features and relevant information that can lead to solution-seeking conversations.




fPL

/L normal 3.5 – 5.4 μg elevated>5.4 μg consistent with

change : vision

Companion Animal Group

Practice Management Systems and Digital Radiology

IDEXX Computer Systems is a leader in veterinary practice management solutions. Our flagship software product, Cornerstone®, is now in use by nearly 6,000 practices. It is a comprehensive solution that helps veterinarians and staff members achieve excellence in their practice by offering tools for better medical information management and revenue optimization. Two updates to the Cornerstone software in 2011 responded to the needs articulated to us by our customers. Version 8.1 gave users a vast array of work-flow improvements, including a robust module that records and monitors patient vital signs, while version 8.2 offered a more powerful, easier-to-use Electronic Whiteboard. These enhancements drive efficiency and give staff real-time updates on all patients in the hospital and the services each requires.

IDEXX-PACS™ Imaging Software, which integrates with Cornerstone and other practice management systems, is the proprietary picture archiving and communications system (PACS) that powers IDEXX digital imaging systems, including the IDEXX I-Vision CR® System, launched in February 2011. The IDEXX Digital Imaging line was further expanded later in the year with the introduction of the world's first mobile tablet application for veterinary digital radiography, IDEXX I-Vision Mobile™ application. Practices can now request, view and send images using an iPad® or an Android™ mobile tablet, allowing them the flexibility to share x-ray results with pet owners in real time.

INNOVATIONS

- Cornerstone® software version 8.2 adds significant Electronic Whiteboard enhancements and integration with IDEXX I-Vision Mobile application and IDEXX Telemedicine Consultants
  December 2011
- IDEXX I-Vision Mobile application for tablet
  September 2011
- Cornerstone® software version 8.1 adds full Vital Signs module
  March 2011
- IDEXX I-Vision CR System
  February 2011

BUSINESS DEVELOPMENTS

- IDEXX Computer Systems partners with MWI Veterinary Supply and Cubex® to create a closed-loop inventory tracking and supply ordering system that integrates with the patient records in Cornerstone to ensure charge capture and inventory accuracy
  January 2012
- DVMInsight, a provider of a customized telemedicine system and image and data archive solutions to independent radiologists, joins IDEXX Telemedicine Consultants
  September 2011


Consult Type: Interpretation, Client:



8y 5m Projection: Lateral Abdominal + Contrast

change : information

Water Quality

IDEXX is the global leader in water microbiology, providing tests that ensure the safety of drinking water and other water supplies for more than two billion people in more than 100 countries around the globe.

From the International Space Station to all seven continents, Colilert® is used to detect coliforms and *E. coli* in water more than any other method worldwide. It is now used by more than 90% of all state laboratories in the United States and continues to expand its market reach and win approvals for municipal and other uses. In fact, the Massachusetts Water Resources Authority formally adopted Colilert-18® following a 2011 water main break that forced 30 Boston-area communities to issue a boil order alert affecting nearly two million people. Colilert-18 provided this utility with faster results and the ability to lift the boil order days earlier than if they had relied on the traditional methods.

The approach to enzymatic technology used by IDEXX to develop Colilert has led to other key products, such as Pseudalert®, a 24-hour test to detect *Pseudomonas aeruginosa* in bottled water, swimming pools and spas, which is now available worldwide.

INNOVATIONS

- Enterolert® 250 detects enterococci in 250 mL of bottled water in 24 hours
  December 2011
- Pseudalert launched in Europe
  March 2011

BUSINESS DEVELOPMENTS

- Drinking Water Inspectorate (DWI) approves Enterolert®-DW/Quanti-Tray® method for the determination of enterococci in drinking waters in England and Wales
  May 2011





change : world

150.0 155.3 160.7 166.4


185.0
191.8 198.9 206.4 214.2 222.4 231.0 240.0 249.5

Livestock and Poultry Diagnostics

IDEXX is a world leader in livestock and poultry laboratory tests and software that provide reliable results for more than 50 of the most prevalent livestock and poultry diseases. Livestock and Poultry Diagnostics' tests are used by laboratories, animal health officials and veterinarians worldwide to detect viruses and other diseases that can devastate production animal health. These consistently reliable and accurate tests allow customers to test with confidence and to make critical animal health decisions.

Launched in the United States in 2011, the IDEXX SNAP® BVDV Test is our first animal-side livestock disease test on the SNAP platform. It detects bovine viral diarrhea virus (BVDV) antigen in just 20 minutes. BVDV can cause reproductive problems, lower milk yields, reduce feed conversion efficiency and increase mortality in cattle. This test can help veterinarians control the spread of this costly disease in dairy and beef herds.

IDEXX's tests and services help customers manage herd and flock health and productivity. For example, this year's worldwide release of the IDEXX Bovine Pregnancy Test provides early, accurate pregnancy results that help shorten calving intervals and improve reproductive performance for dairy and beef producers. This is an innovative new tool for effective breeding and reproduction management.

Livestock and Poultry Diagnostics is IDEXX's most international business, generating approximately 90% of its revenue outside of the United States.

change : confidence

INNOVATIONS

- IDEXX PRRS X3 Ab Test released in the United States
  October 2011
- IDEXX SNAP BVDV Test released in the United States
  August 2011
- IDEXX Bovine Pregnancy Test
  August 2011
- IDEXX *M. bovis* Ab Test released outside the United States
  June 2011






NC1A (650) + NC2



Dairy Testing

IDEXX develops innovative and convenient tests for dairy processors and farmers to support the total health of dairy operations. Our tests provide fast, accurate results that ensure milk is free of antibiotic residues and other contaminants.

In 2011, IDEXX Dairy positioned itself to extend its market reach into developing regions, such as Latin America, where milk is a significant protein source and producers and distributors are seeking the level of quality control and assurance that IDEXX products offer.

Among the products offered this year is the SNAPduo™ Beta-Tetra ST Test that uses a new technology that eliminates the need for incubation in the testing process. Building on the development of the SNAP® Beta-Lactam ST Test, the SNAPduo Beta-Tetra ST Test is versatile and reliable, making it easy to use on the truck, at processor reception and even on the farm. Available only outside North America at this time, this new product saves time and money in countries where the shelf life of milk is shorter and the contribution of milk to the health and well-being of communities is critical.


mL = 0.169 mL 2 μg/mL = (2/177) x 3 mL = 0.338 mL

INNOVATIONS

- SNAPduo™ Beta-Tetra ST Test launched in Latin America, Europe, Africa and the Asia Pacific
  January 2012



change : empowers

OPTI Medical Systems

OPTI Medical Systems point-of-care analyzers and related consumables are used in human medical clinics and hospital settings, such as emergency rooms, operating rooms, and respiratory care and cardiac monitoring areas. OPTI Medical instruments provide time-sensitive diagnostic testing, including blood gas, electrolyte and metabolite analysis. The OPTI Medical manufacturing operation also supplies the VetStat® Electrolyte and Blood Gas Analyzer and its consumables as well as the electrolyte module and consumables for the Catalyst Dx® Chemistry Analyzer. In 2011, OPTI Medical introduced B-60 cassettes for the OPTI® CCA-TS Portable Gas Blood Analyzer. The B-60 cassette measures pH, PCO_2 and PO_2 using only 60 μL of whole blood. This allows hospitals to use as little blood as possible, particularly in cases where a larger sample would be very difficult to draw.



INNOVATIONS

- B-60 cassettes, for measurement of pH, PCO_2 and PO_2 with only 60 μL of whole blood, released for OPTI CCA-TS Portable Blood Gas Analyzer
  March 2011
- OPTI CCA-TS Portable Blood Gas Analyzer adds lactate testing
  February 2011

BUSINESS DEVELOPMENTS

Distributor partnerships established:

- Siramed® SRL (Romania)
  September 2011
- Laboratoire d'Analyses de Biologie Médicale (Djibouti)
  June 2011

pH 6.6 – 7.8 pH units 0.001pH

Corporate Information

Leadership

Jonathan W. Ayers
Chairman, President and Chief Executive Officer

Lance V. Berberian
Vice President and Chief Information Officer

William E. Brown III, PhD
Corporate Vice President and Chief Scientific Officer

Conan R. Deady
Corporate Vice President, General Counsel and Secretary

George J. Fennell
Corporate Vice President

Jonas Larsson
Vice President and General Manager Companion Animal Group—Europe

Daniel V. Meyaard
Corporate Vice President

Ali Naqui, PhD
Corporate Vice President

Alexander M. Petersen
Vice President and General Manager Computer Systems

James F. Polewaczyk
Corporate Vice President

Johnny D. Powers, PhD
Corporate Vice President

Merilee Raines
Corporate Vice President, Chief Financial Officer and Treasurer

Olivier te Boekhorst
Vice President Livestock and Poultry Diagnostics

Giovani Twigge
Corporate Vice President

Michael J. Williams, PhD
Corporate Vice President

Board of Directors

Jonathan W. Ayers
Chairman, President and Chief Executive Officer
IDEXX Laboratories, Inc.

Thomas Craig
Partner and Co-founder
Monitor Company Group, LP

William T. End
Retired Executive Chairman of the Board
Cornerstone Brands, Inc.

Rebecca M. Henderson, PhD
Senator John Heinz Professor of Environmental Management
Harvard Business School and Professor, Harvard University

Barry C. Johnson, PhD
Former Dean, College of Engineering
Villanova University

Brian P. McKeon
Executive Vice President and Chief Financial Officer
Iron Mountain Incorporated

Robert J. Murray
Retired Chairman and Chief Executive Officer
New England Business Service, Inc.

Joseph V. Vumbacco
Retired Vice Chairman
Health Management Associates, Inc.

Form 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, is included as part of this 2011 Annual Review, has been furnished to all stockholders together with the proxy statement for the 2012 Annual Meeting of Stockholders, which is scheduled to be held on May 9, 2012, and is incorporated herein by reference. Additionally, copies of the Annual Report on Form 10-K are available on the Internet by visiting the EDGAR section of the Securities and Exchange Commission (SEC) website (sec.gov/edgar.shtml) or the Investors section of idexx.com. The Company will provide a copy of its Annual Report on Form 10-K, without charge, upon written request from stockholders to Investor Relations at the address provided below.

The Annual Report on Form 10-K is not accompanied by the exhibits that were filed with the SEC. These exhibits are accessible on the Internet by visiting the EDGAR section of the SEC website (sec.gov/edgar.shtml) or the Investors section of idexx.com. Similarly, the Company will furnish any such exhibits to those stockholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for such exhibits should be made to Investor Relations at the address provided below.

Investor Relations
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092
Tel: 1-207-556-8155
Fax: 1-207-556-4427
Email: investorrelations@idexx.com

View our online interactive Annual Review by visiting the Investors section of idexx.com.

Quarterly Reports and Proxy Statements

Forms 10-Q and proxy statements can be obtained via the Investors section of idexx.com or by email.

Annual Meeting

May 9, 2012, 10:00 a.m.
IDEXX Laboratories, Inc.
Corporate Offices
One IDEXX Drive
Five Star Industrial Park
Westbrook, Maine 04092
Tel: 1-207-556-0300

Stock Listing

NASDAQ Global Select Market
Trading Symbol: IDXX

Transfer Agent and Registrar

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, New York 11219
Tel: 1-800-937-5449
Email: info@amstock.com

Corporate Offices

IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092
Tel: 1-207-556-0300
Fax: 1-207-556-4346
idexx.com

ISO 9001:2008 certified

Innovate with intelligence



Innovating with intelligence results from change: change in technology, change in customer needs or wants, or physical changes in the world around us. Such change drives the adaptation of tools in the ongoing pursuit of quality and efficiency in whatever we do.

Sometimes, change can be daunting, but in its absence, there is no need for innovation. Therefore, change must be embraced.

IDEXX Laboratories is agile and urgent in its response to change, developing products and services that help our customers turn data into knowledge that in turn can be used to make the world a better place.

In early 2010, IDEXX introduced the IDEXX I-Vision CR® System, which delivers high-quality digital x-ray images in less than a minute. Powered by IDEXX-PACS™ Imaging Software, it helps practices elevate the quality of patient care with fewer retakes and improved diagnostic confidence.

At about the same time, a new technology was changing the way that people everywhere were sharing information: the mobile tablet and associated applications, or "apps."

Seizing the capabilities of new tablet and app technologies, IDEXX Digital Imaging executed development of a new product in record-breaking time: the IDEXX I-Vision Mobile™ application launched commercially in the fourth quarter of 2011. It provides veterinarians with a flexible tool to share a patient's digital images, fostering more meaningful conversations with their clients.

"At its core, the IDEXX I-Vision Mobile application represents our spirit of innovation and determination to constantly evolve and bring new features to our customers so that they can be successful," said CEO Jon Ayers. "This new offering exemplifies IDEXX because it is a differentiator in creating an even stronger bond between the veterinarian and the client."

With the IDEXXI-Vision Mobile application, a veterinarian can now request, view and send radiographic images using an iPad® or an Android™ mobile tablet, allowing them to share x-ray results with pet owners in real time and explain their findings more effectively. With touch-screen functionality, veterinarians can simply tap on a silhouette of a cat or dog and choose from a menu of imaging studies, enhance the image or request a consultation from IDEXX Telemedicine Consultants. Previously, unless the practice had a monitor in every examination room, the clinician could lose the ability to have that conversation with the client in a meaningful way.

This ground-breaking application, with its flexibility and convenience, drove incredible customer interest, which allowed the business to realize twice the number of app sales projected for 2011. And, as the first of its kind to market, the IDEXX I-Vision Mobile application also gave IDEXX a competitive advantage and proved once again that embracing change for positive results defines IDEXX.

CHANGE : POSITIVE

Find more IDEXX Guiding Principles stories at idexx.com/stories.

MIX
Paper from responsible sources
FSC www.fsc.org FSC® C100699

PCR testing is a service performed pursuant to an agreement with Roche Molecular Systems, Inc.

IDEXX
LABORATORIES